SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COMPUTER TASK GROUP, INCORPORATED

(Name of Subject Company (issuer))

Computer Task Group, Incorporated

(Names of Filing Persons (offeror and issuer))

Common Stock, Par Value $.01 per share

(Title of Class of Securities)

205477102

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Peter P. Radetich, Esq.

Computer Task Group, Incorporated

800 Delaware Avenue

Buffalo, New York 14209

(716) 882-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Amar Budarapu, Esq.

Baker McKenzie LLP

2300 Trammell Crow Center

2001 Ross Avenue

Dallas, Texas 75201

Tel: (214) 978-3060

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Computer Task Group, Incorporated for up to 10% of its outstanding common stock, par value $.01 per share.

Additional Information for Investors

This communication is for informational purposes only, is not a recommendation to buy or sell Computer Task Group, Incorporated (“CTG”) common stock, and does not constitute an offer to buy or the solicitation to sell shares of CTG common stock. The tender offer described in this communication has not yet commenced, and there can be no assurances that CTG will commence the tender offer on the terms described in this communication or at all. The tender offer will be made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that CTG expects to file with the Securities and Exchange Commission upon commencement of the tender offer. Under the terms of the tender offer and SEC rules, CTG may in its sole discretion elect to accept additional shares of up to 2% of the number of outstanding shares. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Once the tender offer is commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that CTG will be filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Additional copies of these materials may be obtained for free by contacting CTG at 800 Delaware Avenue, Buffalo, New York 14209, Attn: Investor Relations, or Georgeson LLC, the information agent for the tender offer, at (800) 676-0194.

Item 12.	Exhibits

Exhibit 99.1	Press Release announcing intent to commence tender offer, dated February 15, 2018.